FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com
FOR IMMEDIATE RELEASE
August 8, 2006
LJ INTERNATIONAL’S ENZO BRAND NAMED TO TOP 10 LIST IN SHANGHAI AFTER LESS THAN TWO YEARS
HONG KONG and LOS ANGELES, August 8, 2006 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today reported that its ENZO retail brand has been named one of the top 10 most popular brands in Shanghai by Shanghai Bailian Group Co. Ltd. (“Balian Group”) and the magazine Le Beau.
ENZO joins a number of globally recognized brands on the list, including Christian Dior cosmetics, fragrances and fashions as well as SK-II skin care products. Bailian Group is a public company listed on Shanghai Stock Exchange (Stock code: 600631), operating over 4,000 shopping malls, department stores and supermarkets across China. It is the largest retailer and ranks 37th among the 500 largest enterprise in China. It’s sales reached over US$1.1 billion as of 31 December 2005. Le Beau is a leading magazine in China focused on upscale retailing.
LJI Chairman and CEO Yu Chuan Yih said, “It is gratifying to see the ENZO brand achieve such quick recognition in one of China’s largest and most affluent consumer markets. This ‘Top 10’ honor reflects both the quality of ENZO products themselves and the effectiveness of our expansion strategy based on rapid rollout of stores in prestigious locations. It bodes well for future sales growth among China’s increasingly affluent consumers.”
Shanghai is the location of seven ENZO stores, including the chain’s flagship site at City Plaza in the Jiang An district. The ENZO division, along with its jewelry brand, debuted less than two years ago, in November 2004, and has grown to a 35-store chain with annual sales expected to reach $8 million this year. It is now the largest foreign-owned retail jewelry chain in China since China’s entry into WTO which opened up its retail market.

To be added to the LJI’s investor lists or to participate in any upcoming institutional investor meetings, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International Inc.
LJ International Inc. (LJI) (Nasdaq: JADE — News), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, please visit www.ljintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.